UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ternium S.A.
(Name of Issuer)

Ordinary Shares, $1.00 par value per share
(Title of Class of Securities)

880890108
(CUSIP Number)

Fernando R. Mantilla, Av. Leandro N. Alem 1067, 28th Floor, Buenos Aires, Argentina,
Telephone: +54-11-4018-2245
(Name, Address and Telephone number of Person Authorized to
Receive Notices and Communications)

November 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,473,146,306
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,473,146,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,473,146,306
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,473,146,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 1,243,433,012
	8.	SHARED VOTING POWER: 229,713,294
	9.	SOLE DISPOSITIVE POWER: 1,243,433,012
	10.	SHARED DISPOSITIVE POWER: 229,713,294

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,473,146,306
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,473,146,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS INVESTMENTS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 229,713,194
	8.	SHARED VOTING POWER: 1,243,433,112
	9.	SOLE DISPOSITIVE POWER: 229,713,194
	10.	SHARED DISPOSITIVE POWER: 1,243,433,112

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

INVERBAN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 100
	8.	SHARED VOTING POWER: 1,473,146,206
	9.	SOLE DISPOSITIVE POWER: 100
	10.	SHARED DISPOSITIVE POWER: 1,473,146,206

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT FINANCIAL CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,473,146,306
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,473,146,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

AROTEC INVESTMENTS BV

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,473,146,306
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,473,146,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,146,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 2 amends and supplements the Amendment No. 1 to Schedule 13D originally filed on February 13, 2012 (this "Amendment No. 2") on behalf of RP STAK, SAN FAUSTIN, TECHINT HOLDINGS, TENARIS, TENARIS INVESTMENTS, AROTEC, TEFIN and INVERBAN (as defined thereunder), relating to the Ordinary Shares, par value $1 per share of Ternium S.A. (the “Ordinary Shares”).

No changes occurred except on the following Items:

Item 2. Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (collectively, the “Reporting Persons”).

(a)	ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN (“RP STAK”)

Wilhelminakade 91 – 3072 AP Rotterdam, The Netherlands.

RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK.

(b)	SAN FAUSTIN S.A. (“SAN FAUSTIN”)

Boulevard Prince Henri 3B – 3rd floor, L-1724 Luxembourg, Grand-Duchy of Luxembourg.

SAN FAUSTIN is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies).

(c)	TECHINT HOLDINGS S.À R.L. (“TECHINT HOLDINGS”)

Boulevard Prince Henri 3B– 3rd floor, L-1724 Luxembourg, Grand-Duchy of Luxembourg.

TECHINT HOLDINGS is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

(d)	TENARIS S.A. (“TENARIS”)

29, Avenue de la Porte-Neuve, 3rd Floor, Luxembourg L-2227, Grand-Duchy of Luxembourg.

TENARIS is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. Approximately 60.4% of the shares of TENARIS are held by TECHINT HOLDINGS.

(e)	TENARIS INVESTMENTS S.À R.L. (“TENARIS INVESTMENTS”)

29, Avenue de la Porte-Neuve, 3rd Floor, Luxembourg L-2227, Grand-Duchy of Luxembourg.

TENARIS INVESTMENTS S.À R.L. is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TENARIS INVESTMENTS are held by TENARIS.

(f)	AROTEC INVESTMENTS B.V. (“AROTEC”)

Wilhelminakade 91 – 3072 AP Rotterdam, The Netherlands.

AROTEC is a private limited liability company organized under the laws of the Netherlands. All of the shares of AROTEC are held by TECHINT HOLDINGS.

(g)	TECHINT FINANCIAL CORPORATION (“TEFIN”)

TEFIN is a public limited liability company, formerly organized under the laws of Curaçao and now continued under the laws of Panama. The de-registration from the Curaçao Commercial Register was effective on December 3, 2014 (this can be verified online in the website of the Curaçao Commercial Register: http://www.curacao-chamber.cw/) and the filing of the continuation of TEFIN in the Public Register of Panama was effective on December 22, 2014 (this can be verified online in the website of the Public Register of Panama: http://www.registro-publico.gob.pa/es). All of the shares of TEFIN are held by AROTEC.

(h)	INVERBAN S.A. (“INVERBAN”)

69 Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands.

INVERBAN S.A. is a limited liability company organized under the laws of the Cayman Islands. All of the shares of INVERBAN S.A. are held by TEFIN.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer or director, as applicable, of each Reporting Person are set forth in Schedule I and is incorporated into this Item 2 by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer of each Reporting Person is set forth in Schedule I and is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

INVERBAN sold from March 8, 2012 to March 12, 2012 in the open market 6,629,270 Ordinary Shares (represented by ADR’s) for a total aggregate price of USD 15,452,820. Those sales were not reported because they were below the reporting obligation’s threshold.

The events requiring the filing of this Amendment No. 2 did not involve any transfer of funds or any kind of consideration. It is due to some changes in (i) the domicile and jurisdiction of TEFIN and (ii) the composition of the board of directors and executive officers of some of the Reporting Persons.

Item 4. Purpose of Transaction

The filing of this Amendment No. 2 is due to some minor changes in the composition of the Board of Directors or executive officers of some of the Reporting Persons and the change of domicile and jurisdiction of TEFIN.

Other than the above-mentioned sale of shares made by INVERBAN, there were no changes in the holdings of Ordinary Shares of RP STAK, SAN FAUSTIN, TECHINT HOLDINGS, TENARIS, TENARIS INVESTMENTS, AROTEC and TEFIN since such Reporting Persons filed their most recent Amendment No. 1 to Schedule 13D on February 13, 2012. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies).

Item 5. Interest in Securities of the Issuer

(a) (b)	RP STAK. See items (7) through (11) and (13) on page 2

SAN FAUSTIN. See items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4

TENARIS. See items (7) through (11) and (13) on page 5

TENARIS INVESTMENTS. See items (7) through (11) and (13) on page 6

INVERBAN. See items (7) through (11) and (13) on page 7

TEFIN. See items (7) through (11) and (13) on page 8

AROTEC. See items (7) through (11) and (13) on page 9

(c)	There have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

A	Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated February 4, 2011.*

B	Power of Attorney of San Faustín S.A. dated February 4, 2011.*

C	Power of Attorney of Techint Holdings S.à r.l., dated February 3, 2011.*

D	Power of Attorney of Tenaris S.A., dated February 3, 2011.*

E	Power of Attorney of Tenaris Investments S.à r.l., dated February 3, 2011.*

F	Power of Attorney of Arotec Investments B.V., dated February 3, 2012.**

G	Power of Attorney of Techint Financial Corporation N.V. (now continued as Techint Financial Corporation), dated February 3, 2012.**

H	Power of Attorney of Inverban S.A., dated February 3, 2012.†**

* Previously filed as an exhibit to the Schedule 13D of Ternium S.A. dated February 14th, 2011 and incorporated by reference in this Amendment No. 2 to Schedule 13D.

**Previously filed as an exhibit to the Amendment No. 1 to Schedule 13D of Ternium S.A. dated February 13th, 2012 and incorporated by reference in this Amendment No. 2. to Schedule 13D.

Schedule I

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANDOOR AANDELEN SAN FAUSTIN

MANAGEMENT

Manager	Business Address	Present Principal occupation	Citizenship
Zenco Management BV	Wilhelminakade 91, 3072 AP, Rotterdam, Netherlands	Management Company	Dutch

VOTING COMMITTEE

Members	Business Address	Present principal occupation	Citizenship
Paolo Rocca (Chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Gianfelice Rocca	Via Monte Rosa 93, Milano, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Enrico Bonatti	Flat 7 81 Onslow Square SW7 3LT London, UK	Director of Tenaris Global Services (UK) Ltd.	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milano, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President of Meridium S.A.	Argentine
Lodovico Rocca	Hipolito Bouchard 557, 17° Floor, Buenos Aires, Argentina.	President of Techint E&C, Uruguay	Italian

SAN FAUSTIN S.A.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Marco Drago	13, via Cattaneo, Novara, Italy	Chairman, De Agostini SpA	Italian
Vincenzo Figus	Via Parigi 11, Roma, Italy	Attorney-at-Law	Italian
Bob Kneip	26/28 rue E. Steichen L-2540 Luxembourg	CEO of Kneip Luxembourg	Luxembourger
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President, Meridium S.A., Buenos Aires	Argentine
Lodovico Rocca	Hipolito Bouchard 557, 17° Floor, Buenos Aires, Argentina.	President of Techint E&C, Uruguay	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milan, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Alberto Valsecchi	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President, Dalmine SpA, Bergamo, Italy	Italian
Roberto Vidigal	Rua Manoel Coelho 303, São Paulo, Brazil	Chairman of the Board of Directors, Confab Industrial S.A., Brazil	Brazilian

OFFICERS

Name	Business Address	Present principal occupation	Citizenship
Chairman of the Board Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
President Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Vice-president Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Secretary of the Board of Directors Fernando Ricardo Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors	Argentine
Assistant Secretary of the Board of Directors Fernando Jorge Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Attorney at law	Argentine
Assistant Secretary of the Board of Directors Juan Pablo Boo	3B Boulevard Prince Henri, 3rd floor, Luxembourg L 1724, Luxembourg	General Manager San Faustin S.A.	U.S.A.

TECHINT HOLDINGS S.à r.l.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF.	Argentine
Alain Renard	41 boulevard Royal L-2449 Luxembourg Grand Duchy of Luxembourg	Member of the Executive Committee of Atalux	French
Juan P. Boo	3B Boulevard Prince Henri, 3rd floor, Luxembourg L 1724, Luxembourg	General Manager San Faustin S.A.	U.S.A.
Gianfelice M. Rocca (Chairman)	Via Monterosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian

TENARIS S.A.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Carlos A. Condorelli	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Director of Ternium S.A and Tenaris S.A.	Argentine
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF.	Argentine
Roberto Monti	Sugarberry Circle 263, Houston, Texas, U.S.A.	Director of Petrobras Energia	Argentine
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Jaime Serra Puche	Paseo de La Reforma 600, Piso 1, Edif. Plaza de la Reforma Santa Fe, Mexico	Chairman of SAI Consultores	Mexican
Alberto Valsecchi	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman of the Board of Directors of Dalmine SpA.	Italian
Amadeo R. Vazquez y Vazquez	Austria 2670, Buenos Aires, Argentina	Director of Gas Natural Ban S.A.	Argentine
Guillermo F. Vogel Hinojosa	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Vice-President Finance, Tenaris S.A.	Mexican

OFFICERS

Name	Business Address	Present principal occupation	Citizenship
Chief Executive Officer Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Chief Financial Officer Edgardo Carlos	2200 West Loop South, Suite 800, Houston, Texas, USA	Chief Financial Officer, Tenaris SA	Argentine
Vice-president, Finance Guillermo F. Vogel Hinojosa	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Vice-President Finance, Tenaris S.A.	Mexican
Secretary of the Board of Directors Cecilia Bilesio	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Secretary of the Board of Directors of Tenaris S.A.	Argentine

TENARIS INVESTMENTS S.à r.l.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Edgardo Carlos	2200 West Loop South, Suite 800, Houston, Texas, USA	Chief Financial Officer, Tenaris S.A.	Argentine
Carlos A. Condorelli	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Director of Ternium S.A and Tenaris S A	Argentine
Juan Pablo Pandolfi	29, Avenue de la Porte-Neuve, Luxembourg L-2227, Luxembourg	Director of Tenaris Investments Sàrl	Argentine

AROTEC INVESTMENTS B.V.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Johannes de Jong	Wilhelminakade 91, Rotterdam 3072AP, Netherlands	Auditor	Dutch
Jeroen Edwin Missaar	Wilhelminakade 91, Rotterdam 3072AP, Netherlands	Lawyer	Dutch
Juan Pablo Boo	29, Avenue de la Porte-Neuve, 3rd Floor, Luxembourg, Grand-Duchy of Luxembourg	General Manager of San Faustin S.A.	U.S.A.
Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors of San Faustin S.A.	Argentine

TECHINT FINANCIAL CORPORATION

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIF	Argentine
Herman John Behr	Emancipatie Boulevard 31, Curacao	Chairman of HBManagement, Curacao	Curaçao
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina.	Chairman & CEO of Tenaris S.A.	Italian

OFFICERS

Name	Business Address	Present principal occupation	Citizenship
President Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A., Luxembourg	Italian
Treasurer Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor, Italy	Italian
Secretary Fernando J. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Attorney at Law	Argentine
Assistant Secretary Juan Pablo Boo	3B, Boulevard du Prince Henri, L-1724 Luxembourg, Luxembourg	General Manager of San Faustin S.A., Luxembourg	U.S.A.
Assistant Secretary Gonzalo Inciarte	Luis A. Herrera 1248, World Trade Center Torre 3, 1 st Floor, Office 157, 11300 - Montevideo Uruguay	Attorney at Law	Uruguayan
Assistant Secretary Biancamaria Mazzucchelli	Via Emilio Bossi 1, Piso 2° CH-6900 Lugano Suiza	President of San Faustin Lugano S.A.	Swiss

INVERBAN SA

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman of San Faustin S.A.	Italian
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIF	Argentine
Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors of San Faustin S.A.	Argentine
Herman John Behr	Emancipatie Boulevard 31, Curacao	Chairman of HBManagement	Curaçao
Juan Pablo Boo	3B, Boulevard du Prince Henri, L-1724 Luxembourg, Luxembourg	General Manager of San Faustin S.A., Luxembourg	U.S.A.

OFFICERS

Name	Business Address	Present principal occupation	Citizenship
President Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF	Argentine
Vice-President Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Treasurer Eduardo A. Ottino	Pje. Della Paolera 299, 17th floor, Buenos Aires, Argentina.	Director of Techint Investments S.A.	Argentine
Secretary Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors of San Faustin S.A.	Argentine

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d - 1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION.

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS INVESTMENTS S.À R.L., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION.

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TENARIS INVESTMENTS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., INVERBAN S.A., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION.

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by AROTEC INVESTMENTS B.V. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS SARL., INVERBAN S.A. and TECHINT FINANCIAL CORPORATION.

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TECHINT FINANCIAL CORPORATION to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS SARL., AROTEC INVESTMENTS B.V. and INVERBAN S.A.

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by INVERBAN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 2 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.A.R.L., TENARIS S.A., TENARIS INVESTMENTS SARL., AROTEC INVESTMENTS B.V. and TECHINT FINANCIAL CORPORATION.

November 18, 2015

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

Page 28 of 28